December 3, 2019

David K. Michaels	Email: dmichaels@fenwick.com
Direct Dial: +1 (650)-335-7258

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Joseph McCann

Celeste Murphy

Re:	Amyris, Inc.

Registration Statement on Form S-1

Filed November 13, 2019

File No. 333-234661

Ladies and Gentlemen:

We are submitting this letter on behalf of Amyris, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 22, 2019 and presented in bold italics below, regarding the Company’s Registration Statement on Form S-1 (File No. 333-234661) filed by the Company with the Commission on November 13, 2019 (the “Registration Statement”).

Draft Registration Statement on Form S-1

Overview, page 1

1.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the offering is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in detail below, and therefore is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

I.	Background

The Registration Statement seeks to register the offer and sale from time to time of up to 103,557,126 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share by the Selling Securityholders identified in the Registration Statement (the “Selling Securityholders”). The Shares consist of (1) 28,266,881 outstanding Shares held by the Selling Securityholders at the time of filing of the Registration Statement, (2) 1,943,661 Shares issuable to Selling Securityholders upon conversion of shares of the Company’s Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”), issued to such Selling Securityholders and (3) 73,346,584 Shares issuable to Selling Securityholders upon exercise of common stock purchase warrants issued to such Selling Securityholders (the “Warrants” and together with the Shares and the Series D Preferred Stock, the “Securities”). The Securities were issued in multiple transactions over multiple years. A full schedule of the transactions underlying the Shares registered in the Registration Statement is included in Exhibit A hereto.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

The Company filed the Registration Statement to, among other things, register the offer and sale of the Shares in connection with the registration rights of certain of the Selling Securityholders provided in the following agreements:

(i)	the letter agreement, dated July 29, 2015, by and among the Company and certain investors,

(ii)	the Securities Purchase Agreement, dated May 8, 2017, by and among the Company and certain investors,

(iii)	the Securities Purchase Agreement, dated August 2, 2017, by and between the Company and DSM International B.V. (“DSM”),

(iv)	the Stockholder Agreement, dated August 3, 2017, by and between the Company, on the one hand, and Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. (collectively, “Vivo”), on the other hand,

(v)	the Amended and Restated Stockholder Agreement, dated August 7, 2017, by and between the Company and DSM,

(vi)	the Securities Purchase Agreement, dated November 19, 2018, between the Company and DSM,

(vii)	the Security Purchase Agreement, dated April 24, 2019, by and between the Company and ETP BioHealth (I) Fund LP; and

(viii)	the common stock purchase warrants issued by the Company to each of Schottenfeld Opportunities Fund II, L.P., Phase Five Partners, LP and Koyote Trading, LLC on September 10, 2019.

All of (i) through (viii) are collectively referred to as the “Registration Rights Agreements”.

Pursuant to the Registration Rights Agreements, the Company previously filed registration statements on Form S-3 (File Nos. 333-221351, 333-219732 and 333-206331) (the “Prior Registration Statements”), covering the re-offer and re-sale of 42,807,112 of the Shares. However, due to the Company’s delinquency in filing its annual report on Form 10-K for the year ended December 31, 2018 and its quarterly reports on Form 10-Q for the periods ended March 31, 2019 and June 30, 2019, the Company lost its eligibility to use Form S-3 and therefore the Selling Securityholders could no longer sell their Shares pursuant to the Prior Registration Statements. Pursuant to the terms of the Registration Rights Agreements, the Company is generally obligated to keep a resale registration statement effective until the earlier of (i) once all Registrable Securities (as defined in the applicable Registration Rights Agreement) have been publicly sold by the holders or (ii) the date that all such Registrable Securities may be sold by the holder without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). As certain of the Securities are held by affiliates of the Company, the Company’s obligations to register the resale of Shares held by such affiliates are ongoing, even if the applicable Securities have been held by the holders for more than one year for purposes of Rule 144.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

II.	Staff Guidance

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the Shares are being registered for resale by the Selling Securityholders. Proceeds from the sale of any securities are solely for the account of the Selling Securityholders. Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09 indicates that the question of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,

2.	the circumstances under which they have received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

5.	whether the sellers are in the business of underwriting securities, and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering these factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

III.	Analysis

Each of the six factors of C&DI 612.09 is discussed below.

A.	The Period for which the Selling Securityholder has Held the Shares

The Selling Securityholders have accepted the market risk of their investment since their respective dates of acquisition. As of the date of the filing of the Registration Statement, 51.2% of the Securities had been held by the Selling Securityholders for at least one year, and an additional 29.2% had been held by the Selling Securityholders for at least six months. The length of time the Securities have been held suggests that the several Selling Securityholders are not acting as a conduit for the Company. The following table details the holding periods of the Selling Securityholders.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

Holder	Total Shares Offered	Securities Held More than 1 Year	Securities Held Less than 1 Year and More Than 6 Months	Securities Held Less Than 6 Months
Foris Ventures, LLC	41,705,210	12,946,645	18,972,843	9,785,722
DSM International B.V.	27,001,551	25,357,560	1,643,991	0
Vivo Capital Fund VIII, L.P.	14,818,673	12,950,279	1,868,394	0
ETP BioHealth (I) Fund LP	4,104,857	0	4,104,857	0
Naxyris S.A.	4,000,000	0	0	4,000,000
Schottenfeld Opportunities Fund II, L.P.	2,692,308	0	0	2,692,308
Vivo Capital Surplus Fund VIII, L.P.	2,046,200	1,788,278	257,922	0
CVI Investments, Inc.	2,000,000	0	0	2,000,000
John E. Abdo, as Trustee Under Trust Agreement Dated March 15, 1976 For The Benefit Of John E. Abdo	1,440,000	0	1,440,000	0
Wolverine Flagship Fund Trading Limited	1,080,000	0	0	1,080,000
LMAP Kappa Limited	960,225	0	960,225	0
Silverback Opportunistic Credit Master Fund Limited	431,378	0	431,378	0
Koyote Trading, LLC	384,615	0	0	384,615
B. Riley FBR, Inc.	181,818	0	0	181,818
Phase 5 Partners, LP	128,205	0	0	128,205
Graham Tanaka	111,940	0	111,940	0
Tanaka Growth Fund	89,551	0	89,551	0
Other Holders (<1%)	380,595	0	380,595	0
Total	103,557,126	53,042,762	30,261,696	20,252,668

Although the safe harbor provided by Rule 144 indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Staff has recognized that shorter holding periods do not negate investment intent. The Staff regularly permits issuers to register the resale of privately issued shares promptly following, or even prior to, the closing of a private placement transaction. Securities Act Rules C&DI 116.19 and C&DI 131.11 both contemplate that a valid secondary offering could occur immediately following the closing of the private placement of securities (commonly known as a “PIPE,” or private-investment, public-equity transaction). Those C&DIs require no minimum holding period in the event the issuer has completed the private transaction of all of the securities it is registering for resale and the investor is at market risk at the time of filing of the resale registration statement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering, and all of the Selling Securityholders considered here were at market risk when they acquired the Securities, the holding periods of the respective Selling Securityholders referenced above, even those who have held for less than six months, when taken as a whole, is sufficient for a valid secondary offering.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

We also note that none of the Selling Securityholders is acting on the Company’s behalf with respect to the Shares, and the Company has no contractual relationship with the Selling Securityholders that would control the timing, nature and amount of resales of the Shares (or whether such Shares are resold at all), other than commitments in the Registration Rights Agreements.

B.	The Circumstances under which the Selling Securityholder Received the Shares

The Shares, Series D Preferred Stock, and Warrants were all issued to the Selling Securityholders in valid private placements or private exchanges pursuant to transactions exempt from the registration requirements of the Securities Act. Specifically, the Securities were offered, sold and issued in reliance upon the exemption from registration provided by (i) Rule 506 of Regulation D and Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering or (ii) Section 3(a)(9) of the Securities Act. Accordingly, the Securities are, and at all times have been (other than those Shares party to the Prior Registration Statements while such Prior Registration Statements were eligible for use), restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Selling Securityholders purchased their securities for investment purposes and not with the present intent to immediately distribute the Securities, as evidenced by the customary investor representations and warranties made by the Selling Securityholders on the respective dates of acquisition under the applicable acquisition agreements, including that the applicable Selling Securityholder (i) is (A) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or a (B) “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (ii) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment and (iii) is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment. The Company is not aware of any evidence that would indicate that these representations and warranties were false nor aware of any evidence that the Selling Securityholders have any plan to act in concert to effect a distribution of their Shares, which would violate the representations made by the Selling Securityholders in such agreements.

In addition, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is no evidence to suggest that any special selling efforts or selling methods by or on behalf of the Selling Securityholders have taken place or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Securityholders have taken any actions to condition or prime the market for the potential resale of the Shares, and the Selling Securityholders have held the Securities for the time periods referenced above.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

Furthermore, at the time of acquisition of the relevant Securities underlying the Shares, there were no signs of such private transactions being a “disguised underwriting” by the Selling Securityholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the Securities will be sold to the public, and the issuer sells the Securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The investment transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. The Selling Securityholders purchased the Securities in the absence of any agreement or arrangement regarding the price at which they might later resell the underlying Shares to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the Selling Securityholders have taken full investment risk with regard to the Securities they acquired, and there is no certainty that they will receive a premium on the resale of any underlying Shares.

At the time of respective acquisitions of the Securities, none of the Selling Securityholders were acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Securityholders that would control the timing, nature and amount of resales of the Shares (or whether such Shares are resold at all) under the Registration Statement beyond the Registration Rights Agreements. The Company will receive no proceeds from any resale of Shares covered by the Registration Statement.

The existence of the Registration Rights Agreements, which provide certain of the Selling Securityholders with customary registration rights, does not alter the conclusion that the transactions were more like traditional investments than underwritten transactions. The filing of the Registration Statement was not a condition to the closing of the issuances of the Securities. The receipt of such registration rights is customary in private placement transactions of the type in which the Company and certain of the Selling Securityholders engaged and is not indicative of any present intent of such Selling Securityholders to sell their Securities being registered, much less to sell or distribute the Shares on behalf of the Company. There are a number of reasons why investors want shares registered other than to effect an immediate sale. Some of the Selling Securityholders are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their Shares, such Selling Securityholders are acting in a manner that is consistent with this fiduciary duty, as not registering the Shares could prevent such Selling Securityholders from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in its investment judgment about the Company. Even though the Company has no knowledge that the Selling Securityholders that hold registration rights pursuant to the Registration Rights Agreements have any present intent to sell the Shares in the near future, the registration rights were requested by such Selling Securityholders, and the Registration Statement was filed, to ensure the liquidity of the Shares in the event that the circumstances of the Selling Securityholders and/or the Company change. Further, a substantial portion of the Shares were previously registered under the Prior Registration Statements and were not sold while those Prior Registration Statements were effective, giving additional support that the Selling Securityholders were purchasing the Securities for their own investment purposes and not to facilitate a primary offering.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

C.	The Selling Securityholder’s Relationship to the Issuer

Each of DSM, Foris Ventures, LLC (“Foris”), Vivo and Naxyris may be deemed to be affiliates of the Company. In particular:

(i)	with respect to DSM, (A) directors Philip Eykerman and Christoph Goppelsroeder are employees of Koninklijke DSM N.V., which is the parent of DSM and a commercial partner of the Company, and were designated to serve on the Company’s board of directors pursuant to the right of DSM to designate two members of the Company’s board of directors under that certain Amended and Restated Stockholder Agreement, dated August 7, 2017, between the Company and DSM, (B) in December 2017, the Company sold Amyris Brasil Ltda., a subsidiary of the Company that owned a production facility in Brotas, Brazil, to DSM and entered into a number of related agreements, including an agreement pursuant to which DSM supplies the Company with products useful in the Company’s business from such production facility, (C) the Company is a party to certain commercial relationships with DSM for the development and commercialization of products, and (D) DSM beneficially owns greater than 10% of the Company’s outstanding common stock;

(ii)	with respect to Foris, director John Doerr is a General Partner of Kleiner Perkins Caufield & Byers, which beneficially owns greater than 10% of the Company’s outstanding common stock;

(iii)	with respect to Vivo, director Frank Kung is a member of Vivo Capital LLC, an affiliate of each of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., which collectively beneficially owns greater than 5% of the Company’s outstanding common stock, and was designated to serve on the Company’s board of directors pursuant to the right of Vivo to designate one member of the Company’s board of directors under that certain Stockholder Agreement, dated August 3, 2017, between the Company, on the one hand, and Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., on the other hand; and

(iv)	with respect to Naxyris, director Carole Piwnica is Director of NAXOS S.A.R.L. (Switzerland), which is affiliated with Naxos Capital Partners SCA Sicar, and was designated to serve on the Company’s board of directors pursuant to the right of Naxyris S.A. to designate one member of the Company’s board of directors.

None of the other Selling Securityholders are affiliates of the Company or have any ongoing relationship with the Company other than the purchase of the Securities or other securities of the Company.

All the Selling Securityholders agreed to acquire their Securities for investment purposes as a principal, not as an agent, and are at market risk for all Shares purchased as part of their investment. The Selling Securityholders also received the Securities in several separate private transactions that occurred pursuant to different terms and were negotiated at arms-length. Each Selling Securityholder will be responsible for paying any broker-dealer fees or commissions directly to any broker-dealer they engage to assist in selling any Shares. The Selling Securityholders will retain all proceeds from the sale of Shares and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.	The Amount of Shares Involved

The Registration Statement registers for resale by the Selling Securityholders 103,557,126 Shares. The Shares in the aggregate, assuming conversion and exercise of the Securities, would represent, as of the date of the Staff’s comment letter, approximately 94.3% of the 109,842,702 outstanding shares of the Company’s common stock.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

In transactions purporting to be secondary offerings where an issuer sought to register more than one-third of the Shares held by non-affiliates, the Staff often seeks to determine whether such transactions are actually “disguised” primary offerings for Rule 415 purposes. However, the mere fact that the number of shares being registered would exceed one-third of a company’s shares held by non-affiliates was not intended to be dispositive of whether an offering was a secondary offering or a primary offering, nor was it intended to displace a complete analysis of all the factors cited in C&DI 612.09. Rather, the availability of Rule 415 depends on whether the offering is a bona fide secondary offering made by the Selling Securityholders or a primary offering deemed to be made by or on behalf of the issuer. In order for a determination that a secondary offering is a “disguised” primary offering, the Staff must conclude that the Selling Securityholders are seeking to effect a distribution of the Shares on behalf of the Company. The mere fact that the number of Shares being registered exceeds one-third of the shares of the Company’s common stock held by non-affiliates should not create the presumption that the Selling Securityholders intend to effectuate an immediate distribution of the Shares or that they are acting as a conduit for an offering made by or behalf of the Company. In particular, we note that in this case the Securities were issued in several distinct transactions over a multiple-year period, and that a substantial portion of the Shares were previously registered for resale on the Prior Registration Statements.

Here, despite the fact that the Shares that the Company seeks to register for resale represent a significant percentage of the outstanding shares of the Company’s common stock, in light of the other circumstances and factors presented elsewhere in this response, the Selling Securityholders and the Shares covered by the Registration Statement clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

E.	Substantially all the Selling Securityholders are Not in the Business of Underwriting Securities

Except for B. Riley FBR, Inc., which holds only 181,818 Shares, or approximately 0.2% of the Shares being registered for resale under the Registration Statement, the Selling Securityholders are not in the business of underwriting securities and none are registered broker-dealers. Further, a significant number of the Selling Securityholders and their principals, including the Selling Securityholders that hold a majority of the Shares being registered under the Registration Statement, have a long history of maintaining long-term ownership interests in the companies in which they invest.

F.	Under All of the Circumstances, the Selling Securityholders are Not Acting as a Conduit for the Company

The Selling Securityholders are investors in the Company and have contractually agreed to incur the economic risk for its investment. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk. The Selling Securityholders have either held their Securities for more than six months, or acquired Securities at a time when the Company was not current with its periodic reports and therefore undertook a risk that the Registration Statement would not be available until the Company was able to become current with its filings.

We respectfully submit that the Company has met the requirements set forth above such that the resale of the Shares is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) because the Selling Securityholders are not acting on behalf of the Company or any of its subsidiaries, a substantial majority of the Securities have been held for longer than six months and a substantial portion of the Securities were previously registered on resale registration statements, and, except for B. Riley FBR, Inc., which holds only 181,818 Shares, or approximately 0.2% of the Shares being registered for resale under the Registration Statement, the Selling Securityholders were not and are not broker-dealers or in the business of acting as one.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

Based on these facts and circumstances, the Company respectfully submits that the sale of Shares being registered under the Registration Statement by the Selling Securityholders may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 612.09.

* * * * * *

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7258, or, in his absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ David K. Michaels
David K. Michaels

cc:

John Melo, President and Chief Executive Officer

Jonathan Wolter, Interim Chief Financial Officer

Amyris, Inc.

Gordon K. Davidson, Esq.

Amanda L. Rose, Esq.

Horace Nash, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

EXHIBIT A

1.	Shares of Common Stock

The Company issued certain shares of common stock being registered under the Registration Statement in connection with various debt and equity transactions in order to facilitate raising capital and/or reduce borrowing costs. The following summarizes the transactions underlying the Shares being registered under the Registration Statement that were previously issued to certain of the Selling Securityholders.

On June 20, 2017, the Company issued to Foris 869,173 shares of common stock upon the conversion of 13,037.586 shares of the Company’s Series C Convertible Preferred Stock, par value $0.0001 per share, which were issued by the Company to Foris on May 11, 2017 upon the exchange of 869,173 shares of the Company’s common stock in a private exchange pursuant to the exemption from registration under Section 3(a)(9) of the Securities Act.

On August 9, 2017, the Company issued to DSM an aggregate of 8,684,960 shares of common stock upon the conversion of 50,000 shares of the Company’s Series B 17.38% Convertible Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”), as well as the exercise of the May 2017 DSM Dilution Warrant (as defined below), in each case which were issued and sold by the Company to DSM on May 11, 2017 or August 7, 2017 in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On October 11, 2017, December 26, 2017, April 20, 2018 and October 25, 2019, the Company issued an aggregate of 4,877,385 shares of common stock upon the conversion of an aggregate of 30,728.589 shares of the Series B Preferred Stock, which were issued and sold by the Company to Foris on May 11, 2017 in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On August 21, 2018, the Company issued to Foris 2,106,217 shares of common stock upon the exercise of a common stock purchase warrant issued and sold by the Company to Foris on May 11, 2017 in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On August 21, 2018, the Company issued to Vivo 5,575,118 shares of common stock upon the exercise of common stock purchase warrants issued and sold by the Company to Vivo on August 3, 2017 in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On November 20, 2018, the Company issued to DSM (i) 1,643,991 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act and (ii) an aggregate of 2,678,402 shares of common stock upon the exercise of the May 2017 DSM Dilution Warrant and the August 2017 DSM Dilution Warrant (as defined below), which were issued and sold by the Company to DSM on May 11, 2017 or August 7, 2017 in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 16, 2019 and April 26, 2019, the Company issued and sold to Foris an aggregate of 9,564,809 shares of common stock in two separate private placements pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

On April 26, 2019, the Company issued and sold to John E. Abdo, as Trustee Under Trust Agreement Dated March 15, 1976 For The Benefit Of John E. Abdo, 800,000 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 29, 2019, the Company issued and sold to Graham Tanaka 62,189 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 29, 2019, the Company issued and sold to The TANAKA Growth Fund 49,751 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 29, 2019, the Company issued and sold to certain Selling Securityholders that collectively beneficially own less than one percent of the Company common stock an aggregate of 211,442 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 29, 2019, the Company issued and sold to Vivo 913,529 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On April 26, 2019 and May 3, 2019, the Company issued and sold to ETP BioHealth (I) Fund LP an aggregate of 2,487,562 shares of common stock in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act, of which 372,754 shares were subsequently transferred to a third party.

In May 2019, the Company issued to Foris 1,122,460 shares of common stock upon the exchange of the Company’s 6.50% Convertible Senior Notes due 2019 held by Foris in a private exchange pursuant to the exemption from registration under Section 3(a)(9) of the Securities Act.

2.	Series D Preferred Stock

On August 3, 2017, the Company issued to Vivo, among other securities, 12,958 shares of Series D Preferred Stock to Vivo in a private placement. In 2018 Vivo converted 4,678 shares of Series D Preferred Stock and as of the date of the Registration Statement holds 8,280 shares of Series D Preferred Stock. Each share of Series D Preferred Stock has a stated value of $1,000 and, subject to the August 2017 Vivo Offering Beneficial Ownership Limitation (as defined below), is convertible at any time, at the option of the holders, into common stock at a conversion price of $4.26 per share. The conversion of the Series D Preferred Stock is subject to a beneficial ownership limitation of 9.99% (August 2017 Vivo Offering Beneficial Ownership Limitation), which limitation may be waived by the holders on 61 days’ prior notice.

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U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

3.	Warrants

The Company issued the Warrants in connection with various debt and equity transactions in order to facilitate raising capital and/or reduce borrowing costs. The following summarizes the transactions underlying the Shares being registered under the Registration Statement issuable to certain of the Selling Securityholders upon exercise of the Warrants.

On July 29, 2015, the Company issued a Warrant to Foris to purchase up to 64,103 shares of the Company’s common stock at a price of $0.15 per share. The exercise of the warrant was subject to stockholder approval, which was obtained on September 17, 2015. The exercise price of the Warrant may, at the election of the holder, be paid in cash or on a net exercise basis. The warrant expires on July 29, 2020.

On February 12, 2016, the Company issued a Warrant to Foris to purchase up to 152,381 shares of the Company’s common stock at a price of $0.15 per share. The exercise of the Warrant was subject to stockholder approval, which was obtained on May 17, 2016. The exercise price of the Warrant may, at the election of the holder, be paid in cash or on a net exercise basis. The Warrant expires on February 12, 2021.

On May 11, 2017, the Company issued to DSM (i) a Warrant to purchase up to 3,968,116 shares of the Company’s common stock, which is currently exercisable at a price of $2.87 per share, the exercise price of which is subject to full-ratchet anti-dilution protection for any issuance by us of equity or equity-linked securities during the three-year period following the issuance of the Warrant (the “May 2017 DSM Dilution Period”) at a per share price (including any conversion or exercise price, if applicable) less than the then-current exercise price of the Warrant, subject to certain exceptions and (ii) a Warrant (the “May 2017 DSM Dilution Warrant”), with an exercise price of $0.0015 per share, to purchase up to a number of shares of common stock sufficient to provide DSM International B.V. with full-ratchet anti-dilution protection for any issuance by us of equity or equity-linked securities during the May 2017 DSM Dilution Period at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share, subject to certain exceptions. As of October 31, 2019, the May 2017 DSM Dilution Warrant was exercisable for 3,028,983 shares of common stock. The exercise price of these Warrants may, at the election of the holder, be paid in cash or on a net exercise basis. The exercise of these Warrants was subject to stockholder approval, which was obtained on July 7, 2017. The Warrants expire on July 10, 2022.

On August 7, 2017, the Company issued to DSM (i) a Warrant to purchase up to 3,968,116 shares of the Company’s common stock, which is currently exercisable at a price of $2.87 per share, the exercise price of which is subject to full-ratchet anti-dilution protection for any issuance by us of equity or equity-linked securities during the three-year period following the issuance of the Warrant (the “August 2017 DSM Dilution Period”) at a per share price (including any conversion or exercise price, if applicable) less than the then-current exercise price of the Warrant, subject to certain exceptions and (ii) a warrant (the “August 2017 DSM Dilution Warrant”), with an exercise price of $0.0001 per share, to purchase up to a number of shares of common stock sufficient to provide DSM International B.V. with full-ratchet anti-dilution protection for any issuance by us of equity or equity-linked securities during the August 2017 DSM Dilution Period at a per share price (including any conversion or exercise price, if applicable) less than $6.30 per share, subject to certain exceptions and subject to a price floor of $0.10 per share. As of October 31, 2019, the August 2017 DSM Dilution Warrant was exercisable for 3,028,983 shares of common stock. The exercise price of these warrants may, at the election of the holder, be paid in cash or on a net exercise basis. The effectiveness of the anti-dilution adjustment provisions of these warrants and the exercise of the August 2017 DSM Dilution Warrant was subject to stockholder approval, which was obtained on May 22, 2018. The warrants expire on May 23, 2023.

A-3

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

On August 17, 2018, the Company issued a warrant to Foris to purchase up to 4,877,386 shares of the Company’s common stock, which is currently exercisable at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The warrant expires on May 17, 2020.

On August 17, 2018 and August 20, 2018, the Company issued separate warrants to Vivo to purchase up to an aggregate of 7,219,778 shares of the Company’s common stock at a price of $7.52 per share. The warrants only permit net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrants. The exercise of the warrants is subject to a 9.99% beneficial ownership limitation, which may be waived by Vivo upon 61 days’ prior notice. The warrants expire on May 17, 2020 and May 20, 2020, respectively.

On April 16, 2019, the Company issued a warrant to Foris to purchase up to 5,424,804 shares of the Company’s common stock at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrant expires on April 16, 2021.

On April 26, 2019, the Company issued a warrant to Foris to purchase up to 3,983,230 shares of the Company’s common stock, which is currently exercisable at a price of $3.90 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrant expires on April 26, 2021.

On April 29, 2019, the Company issued two separate warrants to Vivo to purchase up to an aggregate of 1,212,787 shares of the Company’s common stock at a price of $4.76 per share. The warrants only permit net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrants. The exercise of the warrants is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrants expire on April 29, 2021.

On April 26, 2019, April 29, 2019 and May 3, 2019, the Company issued seven separate warrants to certain Selling Securityholders to purchase up to an aggregate of 2,888,753 shares of the Company’s common stock at a price of $5.02 per share. The warrants only permit net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrants. The exercise of the warrants is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrants expire on the second anniversary of their respective dates of issuance.

On May 10, 2019, the Company issued two separate warrants to certain Selling Securityholders to purchase up to an aggregate of 1,391,603 shares of the Company’s common stock at a price of $5.02 per share. The warrants only permit net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrants. The exercise of the warrants is subject to a 4.99% beneficial ownership limitation. The warrants expire on May 10, 2021.

A-4

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

On May 14, 2019, the Company issued a warrant to Foris to purchase up to 352,638 shares of the Company’s common stock, which is currently exercisable at a price of $3.90 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to stockholder approval, which the Company are seeking at the Company’s 2019 annual meeting of stockholders. The warrant expires on May 14, 2021.

On June 24, 2019, the Company issued a warrant to B. Riley FBR, Inc. to purchase up to 181,818 shares of the Company’s common stock at a price of $5.12 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 4.99% beneficial ownership limitation. The warrant expires on June 24, 2021.

On July 8, 2019, the Company issued a warrant to Wolverine Flagship Fund Trading Limited to purchase up to 1,080,000 shares of the Company’s common stock at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 4.99% beneficial ownership limitation. The warrant expires on July 8, 2021.

On July 24, 2019, the Company issued a warrant to CVI Investments, Inc. to purchase up to 2,000,000 shares of the Company’s common stock at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 4.99% beneficial ownership limitation. The warrant expires on May 15, 2021.

On August 14, 2019, the Company issued a warrant to Naxyris S.A. to purchase up to 2,000,000 shares of the Company’s common stock at a price of $2.87 per share. The warrant expires on August 14, 2021.

On August 14, 2019, the Company issued a warrant to Foris to purchase up to 1,438,829 shares of the Company’s common stock at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrant expires on August 14, 2021.

On August 28, 2019, the Company issued a warrant to Foris to purchase up to 4,871,795 shares of the Company’s common stock at a price of $3.90 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrant expires on August 28, 2021.

On September 10, 2019, the Company issued three separate warrants to certain Selling Securityholders to purchase up to an aggregate of 3,205,128 shares of the Company’s common stock at a price of $3.90 per share. The warrants only permit net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrants. The exercise of the warrants is subject to a 9.99% beneficial ownership limitation. The warrants expire on September 10, 2021.

A-5

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 3, 2019

On October 11, 2019, the Company issued a warrant to Foris to purchase up to 2,000,000 shares of the Company’s common stock at a price of $2.87 per share. The warrant only permits net exercise to the extent that there is not an effective registration statement covering the resale of the shares of common stock underlying the warrant. The exercise of the warrant is subject to a 19.99% beneficial ownership limitation, unless the Company have obtained stockholder approval to exceed such limit. The warrant expires on October 11, 2021.

On October 28, 2019, the Company issued a warrant to Naxyris S.A. to purchase up to 2,000,000 shares of the Company’s common stock at a price of $3.87 per share. The warrant expires on October 28, 2021.

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